Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,
	2000	2001	2002	2003	2004
Income before income tax and extraordinary loss	103,116	194,392	93,006	195,334	232,318
Minority Interest	292	16,746	29,352	40,650	57,353
Fixed charges:
Interest expense	164,387	219,940	221,352	207,114	193,236
Proportionate share joint venture interest	10,214	9,888	7,501	7,172	8,089
Rentals representing an interest factor(1/3 of operating rental expense)	9,329	14,407	11,357	17,042	7,212

Earnings as defined	287,338	455,373	362,568	467,312	498,208

Fixed charges (including capitalized items):
Interest expense	164,387	219,940	221,352	207,114	193,236
Proportionate share joint venture interest	10,214	9,888	7,501	7,172	8,089
Capitalized interest	10,984	1,645	1,039	13,203	7,624
Rentals representing an interest factor	9,329	14,407	11,357	17,042	7,212

Fixed charges as defined	194,914	245,880	241,249	244,531	216,161

Ratio of Earnings to Fixed Charges	1.47	1.85	1.50	1.91	2.30